THE MAINSTAY FUNDS
51 Madison Avenue
New York, NY 10010

VIA EDGAR CORRESPONDENCE

March 19, 2021

Mr. Mark Cowan

Division of Investment Management, Disclosure Review Office

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Response to Comments  on the N-14 filings (each an “Information Statement/Prospectus”) for MainStay Funds Trust (SEC File Nos. 333-252772 and 333-2522771) (the “Registrant”)

Dear Mr. Cowan:

This letter responds to comments provided on March 3, 2021 with respect to each Information Statement/Prospectus. Each Information Statement/Prospectus was filed with the Securities and Exchange Commission on February 5, 2021 and relate to either: (i) the reorganization of the MainStay MacKay U.S. Equity Opportunities Fund, a series of MainStay Funds Trust, with and into the MainStay WMC Enduring Capital Fund (formerly known as MainStay MacKay Common Stock Fund), a series of The MainStay Funds; or (ii) the reorganization of the MainStay Epoch U.S. All Cap Fund, a series of MainStay Funds Trust, with and into the MainStay WMC Enduring Capital Fund.

On behalf of the Registrant, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as in each Information Statement/Prospectus unless otherwise defined herein.

Comments are applicable to both Information Statements/Prospectuses

Comment 1: On the front cover, please provide the Securities Act file number.

Response: We have made the requested edit.

Comment 2:  Throughout both documents, revise disclosure to indicate that shareholders of the Acquired Fund will receive shares of the Acquiring Fund of the same share class as, and equal to the aggregate net asset value of, their shares of the Acquired Fund.

Response: We have made the requested edit.

Comment 3: In the section entitled Questions and Answers Relating to the Reorganization – Are there differences between the Funds?, you indicate that neither Fund has any non-fundamental investment restrictions. However, each Fund has a “names rule” policy. Do you not consider that a non-fundamental investment restriction?

Response: We have revised the disclosure to include reference to each Fund’s “names rule” policy.

Comment 4:  In the section entitled Questions and Answers Relating to the Reorganization – Are there differences between the Funds?, indicate that MacKay Shields LLC and Wellington Management Company LLP are unaffiliated with New York Life Investments.

Response:  We have revised the disclosure to indicate that Wellington is unaffiliated with New York Life Investments.

Comment 5: Throughout both documents, remove reference to the opportunity for improved performance as a potential benefit of the Reorganization.

Response: We have made the requested edit.

Comment 6:  In the section entitled Questions and Answers Relating to the Reorganization – Who will bear the expenses of the Reorganization and related costs?, state what the cost of portfolio adjustments will be on a per share basis and as a percentage of the Acquired Fund's and Acquiring Fund’s net assets .

Response: We have made the requested edit.

Comment 7: In correspondence, please provide details of the trade cost analysis (including considerations of both explicit and implicit costs and related assumptions) supporting this disclosure.

Response:  The trade cost analysis involved the comparison of the strategies and portfolio holdings of the Acquiring Fund and the Acquired Fund to determine which securities are to be purchased and/or sold.  Where securities trades were anticipated, estimated costs associated were calculated in terms of cents per share or basis points on traded value, which amounts varied based on the type of security.  Estimated implicit costs, which included market impact and opportunity costs, also were factored in the overall analysis.

Comment 8: In the section entitled Questions and Answers Relating to the Reorganization – Will the Reorganization create a taxable event?, provide a YES or NO answer.

Response: We have made the requested edit.

Comment 9: In the section entitled Questions and Answers Relating to the Reorganization – Will the Reorganization create a taxable event?, provide an estimate of the capital gains on a total and per share basis.

Response: We have made the requested edit.

Comment 10: Provide hyperlinks to the list of documents being incorporated by reference.

Response: We have made the requested edit.

Comment 11: Please consider moving the below sentence from the discussion regarding where a shareholder can obtain documents to a more appropriate place.

 Except as otherwise described herein, the policies and procedures set forth under the “Shareholder Guide”

in the Acquiring Fund’s Prospectus will apply to the shares issued by the Acquiring Fun in connection with the Reorganization.

Response: We have made the requested edit.

Comment 12: In the Table of Contents, Additional Information About the Acquiring Fund and MainStay MacKay U.S. Equity Opportunities Fund should be noted as a separate heading.

Response: We have made the requested edit.

Comment 13:  In the section entitled Summary – Board Considerations, indicate if Board approval of the Reorganization was unanimous.

Response: We have made the requested edit.

Comment 14:  Confirm supplementally that all considerations adverse to the reorganization are included.

Response: We confirm that any factors that the Board considered that were adverse to the Reorganization are disclosed.

Comment 15: Did the Board consider that the Acquiring Fund’s strategy may give consideration to environmental, social, and governance (“ESG”) criteria when evaluating an investment opportunity?

Response: We respectfully decline to make any changes in response to this comment. We note that the disclosure states that the Board considered “Comparative information regarding the Funds, including with respect to investment objectives, investment strategies and investment risks,” which encompasses the fact that Wellington may give consideration to ESG criteria when evaluating an investment opportunity for the Acquiring Fund.

Comment 16: In the section entitled Summary – Board Considerations, the inception date disclosed is that of the Composite performance and not the Funds. Please clarify.

Response: We have made the requested edit.

Comment 17: Please confirm that the fees listed in each Information Statement/Prospectus are current fees.

Response: We confirm that the fees are current fees.

Comment 18: In the section entitled Comparison of Fees and Expenses – Fees and Expenses of the Funds, consider revising the disclosure related to the payment of commissions or other transaction charges as per the new language in Form N-1A.

Response: We have made the requested edit.

Comment 19: Add disclosure explaining why information relating to Class B and Class R6 shares of MainStay Epoch U.S. All Cap Fund is not shown in the section entitled Comparison of Fees and Expenses.

Response: We have revised the disclosure to include information regarding those two share classes.

Comment 20:  Consider adding a footnote explaining that MainStay Epoch U.S. All Cap Fund or MainStay MacKay U.S. Equity Opportunities Fund, depending on the Information Statement/Prospectus, is part of the combined reorganization and is discussed in a separate Information Statement/Prospectus.

Response: We respectfully decline to make any changes in response to this comment. We believe that this information is covered elsewhere in each Information Statement/Prospectus, including in the paragraphs immediately above the Fees and Expenses tables.

Comment 21: In the Fee and Expense tables, after the name of each fund indicate Acquired Fund or Acquiring Fund, as applicable.

Response: We have made the requested edit.

Comment 22: Because the mergers are not contingent on one another, for each target fund, a registrant must show the fees for each target fund, the Acquiring Fund, and the following pro formas: (A) every possible combination; or (B) the following combinations: (See 1995 Dear CFO Letter): (i) highest pro forma fee information; (ii) lowest pro forma fee information (typically, this is when all the Target Funds merge); and (iii) most likely pro forma fee information (if it is the same as the least expensive combination (as is often the case), need not repeat). Include disclosure to the following effect: “Because completion of any one Reorganization is not dependent upon completion of any or all of the other Reorganizations, there are combinations of Reorganizations that may occur in addition to those presented.”

We think the Pro-Forma should also show the effect of both funds given the likelihood these transactions will occur (no shareholder approval). In supplemental correspondence, its justification for not disclosing every possible outcome.

Response: We respectfully decline to make any changes in response to this comment. The singular outcome presented in the pro forma fees and expenses tables is due to the certainty that both reorganizations will take place as shareholder approval is not required for either.

Comment 23: If CDSC will be applied to shareholders of either Target Fund that want to redeem before or after Reorganization, please disclose this fact in the disclosure regarding shareholders’ ability to exchange or sell.

Response: We have made the requested edit.

Comment 24: Please remove disclosure regarding the expense reimbursements for the Acquiring Fund in the table or footnote given that the reimbursements expire less than one year from effective date of Reorganization. Include any applicable disclosure for any expense reimbursement arrangement for MainStay Epoch U.S. All Cap Fund and remove any reference to voluntary expense reimbursement arrangements.

Response: We have revised the expiration dates for certain expense caps and removed language related to voluntary expense reimbursement arrangements and those arrangements expiring in less than one year from the effective date of the registration statement throughout the footnotes to the Fees and Expenses tables. This language has been relocated to elsewhere in the Information Statements/Prospectuses.

Comment 25: Is the expense reimbursement arrangement regarding Class R6 applicable to any other share class?

Response: The expense reimbursement arrangement regarding Class R6 pertains only to Class R6.

Comment 26: The Class C and Class I expense examples for MainStay WMC Enduring Capital Fund (Acquiring Fund) appear to be calculated using information pertaining to another class offering.

Response: We have revised the Example tables in response to this comment.

Comment 27:  Please disclose the comparison of purchase, exchange and sale of shares in the synopsis, with a brief description of each.

Response: We respectfully decline to make any changes in response to this comment. The procedures for the purchase, exchange and sale of shares of all three funds are identical and described in Appendix C.

Comment 28:  The receipt of opinions of counsel relating to, among other things, the tax-free nature of the Reorganizations for U.S. federal tax purposes should be a non-waivable condition.

Response: We have made the requested edit.

Comment 29:  In the section entitled Past Performance of the Funds – MainStay WMC Enduring Capital Fund, the Russell 1000 Index should be noted as an additional index and explained. Disclosure as to broad based indexes is not required.

Response:  We have removed the incorrect references to Russell 1000 Index. We have retained the remaining disclosure pertaining to broad based indexes as we feel it is beneficial to shareholders.

Comment 30: Update all information in the section entitled Past Performance of the Funds to include information for 2020.

Response: We have made the requested edit.

Comment 31: Add a footnote to the Capitalization table indicating that the R6 shares issued are based on Acquiring Fund's Class I's NAV of $29.40. Additionally, revise the existing footnote as it may be misinterpreted to imply that the exchange will be based on NAVs other than those calculated at the closing.

Response: We have edited the disclosure in response to this comment.

Comment 32: In Appendix A, please confirm the accuracy of November 30, 2019. The Staff notes that the fiscal year end is October 31.

Response: We have edited Appendix A in response to this comment.

Comment 33: The information found in Appendix C should only disclose the information required by the form as noted earlier about purchases and sales and exchanges. This information is covered by incorporation by reference of Funds' prospectuses.

Response: We respectfully decline to make any changes in response to this comment. The format of Appendix C is based on Staff comments to prior filings and we feel it contains additional information that is beneficial to shareholders.

Comment 34:  Move the information found in Appendix E to the body of the Information Statement/Prospectus.

Response: We have made the requested edit.

Comment 35: In the Statement of Additional Information, provide hyperlinks to the list of documents being incorporated by reference.

Response: We have made the requested edit.

Comment 36: Please confirm that supplemental financial information otherwise required by Regulation S-X 6-11(d) is not applicable because no material changes in portfolio holdings of the Acquired Fund will result due to investment restrictions and there are no material differences in the accounting policies of the acquired fund and the combined entity post-reorganization.

Response: We confirm that that supplement financial information otherwise required by Regulation S-X 6-11(d) is not applicable because no material changes in portfolio holdings of the Acquired Fund will result due to investment restrictions and there are no material differences in the accounting policies of the acquired fund and the combined entity post-reorganization.

Comment 37: In Part C – Other Information, confirm that the first four exhibits are not available on EDGAR.

Response: We confirm that those exhibits are not available on EDGAR.

Please contact the undersigned at (201) 685-6221 should you have any questions regarding this matter.

Sincerely,

        /s/ Thomas C. Humbert Jr.

Thomas C. Humbert, Jr.

Assistant Secretary